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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                              The Cato Corporation
                              --------------------
                                (Name of Issuer)



                Class A Common Stock, par value $.033 per share
                -----------------------------------------------
                         (Title of Class of Securities)



                                   1429205106
                                   ----------
                                 (CUSIP Number)



                               December 31, 2001
                         -----------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)


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CUSIP No.: 1429205106

1. Name of Reporting Persons/IRS Identification No. of Above Persons (Entities Only):

         Wayland H. Cato, Jr.
         ----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

                                                               (a) [ ]

                                                               (b) [ ]

3.       SEC Use Only


         ----------------------------------------------------------------------

4.       Citizenship or Place of Organization

         United States
         ----------------------------------------------------------------------

Number of         5.       Sole Voting Power
Shares Owned               6,014,672 Shares Class A Common Stock
By Each
Reporting         6.       Shared Voting Power
Person With:               0

                  7.       Sole Dispositive Power
                           6,014,672 Shares Class A Common Stock

                  8.       Shared Dispositive Power
                           0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         6,014,672 shares of Class A Common Stock
         ----------------------------------------------------------------------


                                       2
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         Not Applicable
         ----------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)

          26.4% of Class A Common Stock.
         ----------------------------------------------------------------------

12.      Type of Reporting Person

          IN
         ----------------------------------------------------------------------

ITEM 1   (A)      Name of Issuer:

         The Cato Corporation
         ----------------------------------------------------------------------


         (B)      Address of Issuer's Principal Executive Offices:

         8100 Denmark Road, Charlotte, North Carolina 28273-5975
         ----------------------------------------------------------------------

ITEM 2   (A)      Name of Person Filing:

         Wayland H. Cato, Jr.
         ----------------------------------------------------------------------


         (B)      Address of Principal Business Office or, if none, Residence:

         8100 Denmark Road, Charlotte, North Carolina 28273-5975
         ----------------------------------------------------------------------

         (C)      Citizenship:

         United States
         ----------------------------------------------------------------------

         (D)      Title of Class of Securities:

         Class A Common stock, par value $.033 per share
         ----------------------------------------------------------------------

         (E)      CUSIP Number:

           1429205106
         ----------------------------------------------------------------------


                                       3
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B)
         OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP.

(a)      Amount beneficially owned:

         6,014,672 shares Class A Common Stock.*
         ----------------------------------------------------------------------

(b)      Percent of Class:

         26.4% of Class A Common Stock.
         ----------------------------------------------------------------------

(c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote

                  6,014,672 shares Class A Common Stock.*
                  -------------------------------------------------------------

         (ii)     Shared power to vote or to direct the vote

                  0
                  -------------------------------------------------------------

         (iii)    Sole power to dispose or to direct the disposition of

                  6,014,672 shares Class A Common Stock.*
                  -------------------------------------------------------------

         (iv)     Shared power to dispose or to direct the disposition of

                  0
                  -------------------------------------------------------------


                                       4
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*As of December 31, 2001, the number of shares includes 2,436,297 shares of
Class A Common Stock and 3,230,109 shares of Class B Common Stock of the Issuer (which shares are convertible at any time on one-for-one basis into shares of Class A Common Stock) held by the Cato Family Investments Limited Partnership (the "Partnership"). The general partners of the Partnership are the Wayland H. Cato, Jr. Revocable Trust, dated January 2, 1991, as amended (the "Trust") and WayGroup LLC ("WayGroup"). Wayland H. Cato, Jr. ("Mr. Cato"), as Trustee of the Trust and Manager of WayGroup, controls the voting and disposition of the Class A and Class B Common Stock held by the Partnership. The number of shares beneficially owned by Mr. Cato at December 31, 2001 also includes: (a) 50,000 shares of Class A Common Stock held by WHC Investments, LLC ("WHC Investments"); (b) 66,666 shares of Class A Common Stock held by the Trust; (c) presently exercisable options held by Mr. Cato to purchase 150,000 shares of Class B Common Stock of the Issuer (which shares are convertible at any time on a one-for-one basis into a like number of shares of Class A Common Stock); (d) 50,000 shares of Class A Common Stock owned by the Wayland H. Cato, Jr. Foundation, Inc., (the "Foundation"); (e) 20,600 shares of Class A Common Stock owned by Wayland Company, LLC ("Wayland"); and (f) 11,000 shares of Class A Common Stock owned by Mr. Cato's wife, as to which he disclaims beneficial ownership. Mr. Cato controls the voting and disposition of the Class A Common Stock held by WHC Investments, the Trust, the Foundation and Wayland.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         None.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   March 14, 2002
                                    -------------------------------------------
                                                       Date

                                             /s/ Wayland H. Cato, Jr.
                                    -------------------------------------------
                                    Name:    Wayland H. Cato, Jr.


                                    CATO FAMILY INVESTMENTS LIMITED PARTNERSHIP

                                    By its General Partners:

                                    Wayland H. Cato, Jr. Revocable Trust, dated
                                    January 2, 1991, as amended

                                    By:      /s/ Wayland H. Cato, Jr.
                                        -------------------------------
                                    Name:    Wayland H. Cato, Jr.
                                    Title:   Trustee


                                    WAYGROUP, LLC

                                    By:      /s/ Wayland H. Cato, Jr.
                                        -------------------------------
                                    Name:    Wayland H. Cato, Jr.
                                    Title:   Manager


                                    WAYLAND H. CATO, JR. REVOCABLE TRUST, dated
                                    January 2, 1991, as amended

                                    By:      /s/ Wayland H. Cato, Jr.
                                        -------------------------------
                                    Name:    Wayland H. Cato, Jr.
                                    Title:   Trustee


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                                    WHC INVESTMENTS, LLC

                                    By:      /s/ Wayland H. Cato, Jr.
                                        -------------------------------
                                    Name:    Wayland H. Cato, Jr.
                                    Title:   Manager

                                    WAYLAND H. CATO, JR. FOUNDATION, INC.

                                    By:      /s/ Wayland H. Cato, Jr.
                                        -------------------------------
                                    Name:    Wayland H. Cato, Jr.
                                    Title:   President


                                    WAYLAND COMPANY, LLC

                                    By:      /s/ Wayland H. Cato, Jr.
                                        -------------------------------
                                    Name:    Wayland H. Cato, Jr.
                                    Title:   Manager


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